                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            ELDORADO BANCSHARES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           --------------------------------------------------------
                         (Title of Class of Securities)

                                    28467W106
              --------------------------------------------------
                                 (CUSIP Number)


                                 JAMES A. CONROY
                                OLYMPUS PARTNERS
                                  METRO CENTER
                                ONE STATION PLACE
                               STAMFORD, CT 06902
                                 (203) 353-5900
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 12, 1999
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28476W106            SCHEDULE 13D               Page  2  of  11 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     Persons  S.S. or I.R.S. Identification Nos. of Above
     Olympus Growth Fund II, L.P.
     06-1406542
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,402,245 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,402,245 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,402,245 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
CUSIP No. 28476W106                                       Page  3  of  11 Pages
          ---------                                            ---    ---
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above
     Persons (entitles only)

     Olympus Executive Fund, L.P.
     06-1440917
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               14,184 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  14,184 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      14,184 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1.  SECURITY AND ISSUER.

         ISSUER:   Eldorado Bancshares, Inc. (the "Issuer")
                   24012 Calle de la Plata, Suite 340, Laguna Hills, CA 92653


         SECURITY: Common Stock, par value $.01 per share ("Common Stock")


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  NAME:

         This Statement is being jointly filed by each of the following persons:

         (i)      Olympus Growth Fund II, L.P. ("OGFII"); and
         (ii)     Olympus Executive Fund, L.P. ("OEF").

         The persons listed in Schedule A are: (i) general partners of OGFII and OEF; (ii) general partners of general partners of OGFII and OEF; (iii) managing members of general partners of the OGFII general partner; and (iv) presidents of general partners of the OEF general partner.

         (b)  BUSINESS ADDRESS:

         The business address of the Reporting Persons and the persons listed on Schedule A is Metro Center, One Station Place, Stamford, CT 06430.

         (c)  PRESENT PRINCIPAL OCCUPATION:

         The Reporting Persons are private investment partnerships.

         (d)  CRIMINAL PROCEEDINGS IN LAST FIVE YEARS:

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any persons identified and listed in Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

         (e)  CIVIL SECURITIES PROCEEDINGS IN LAST FIVE YEARS:

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any persons identified and listed in Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)  CITIZENSHIP

         Not applicable.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The acquisition of 1,194,365 shares of Common Stock on April 12, 1999 by OGFII and 12,064 shares of Common Stock by OEF is the result of the share for share conversion of Special Common Stock, a portion of which consisted of Voting Special Common Stock and a portion of which consisted of Non-Voting Special Common Stock, into Common Stock by the Issuer. OGFII and OEF purchased the 1,194,365 and 12,064 shares of the Special Common Stock, respectively, at a gross purchase price of $9.62 per share, net of a 1% commitment fee, with working capital.

         The acquisition of 98,010 shares of Common Stock by OGFII and 990 shares of Common Stock by OEF is the result of a purchase of Common Stock directly from the Issuer in connection with the public offering of 2,259,900 shares of Common Stock on April 12, 1999 by the Issuer and certain shareholders pursuant to the Registration Statement on Form S-1 (file no. 333-61589) (the "Offering"). OGFII and OEF paid $9.30 per share with an aggregate purchase price of $920,700 out of their working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Special Common Stock, under the Issuer's Certificate of Incorporation as in effect immediately prior to the closing of the Offering, is entitled to a liquidation preference of $9.62 per share over the Common Stock. In connection with the Offering, OGFII, OEF and the other holder of the Special Common Stock, Madison Dearborn Capital Partners II, L.P., agreed with the Issuer to convert all of the Special Common Stock into Common Stock prior to the closing of the Offering. Upon completion of the Offering, the Issuer amended and restated its Certificate of Incorporation to provide for the elimination of the Special Common Stock from the Issuer's capitalization structure.

         OGFII purchased 98,010 shares of Common Stock and OEF purchased 990 shares of Common Stock in the Offering for investment purposes.

         The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock if appropriate opportunities to do so are available, on such terms and at such time as the Reporting Persons consider advisable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.



                                                                                   PERSONS LISTED
                                                                                   --------------
                                       OGFII                OEF                    ON  SCHEDULE A
                                       -----                ---                    --------------

     (a.i) Amount                      1,402,245 (1)        14,184(2)              1,416,429 (1) (2)
     Beneficially owned
     (a.ii) Percent of class           10%                  10%                    10%

     (b) Number of shares as
         to which such person
         has:

         (i) sole power to             1,402,245 (1)        14,184(2)              1,416,429 (1) (2)
     vote

         (ii) sole power to            1,402,245 (1)        14,184(2)              1,416,429 (1) (2)
     dispose

         (iii) shared                  None                 None                   None
     power to vote

         (iv) shared power             None                 None                   None
     to dispose

         (1) Includes (i) 1,364,625 shares of Common Stock and (ii) 37,620 shares of Common Stock issuable upon the exercise of a warrant (assuming the fair market value of the Common Stock on the date of exercise equals $10.00 per share). The maximum number of shares for which the foregoing warrant could be exercised, if the market value of the Common Stock increased to (or above) $24.00 per share, is 593,177. Shares of Common Stock are convertible into shares of non-voting common stock at the election of the holder for the purpose of ensuring that the holder will beneficially own no more than 9.9% of the total shares of Common Stock outstanding. Similarly, the shares of Common Stock issuable upon exercise of the warrant may only be exercisable into shares of voting common stock if the percentage ownership of OGFII and OEF, in the aggregate, of all outstanding voting securities of the Issuer would not exceed 9.9%. Otherwise, such warrant is exercisable for shares of non-voting common stock.

         (2) Includes (i)13,804 shares of Common Stock and (ii) 380 shares of Common Stock issuable upon the exercise of a warrant (assuming the fair market value of the Common Stock of the date on exercise equals $10.00 per share). The maximum number of shares for which the foregoing warrant could be exercised, if the market value of the Common Stock increased to (or above) $24.00 per share, is 5,990. Shares of Common Stock are convertible into shares of non-voting common stock at the election of the holder for the purpose of ensuring that the holder will beneficially own no more than 9.9% of the total shares of Common Stock outstanding. Similarly, the shares of Common Stock issuable upon exercise of the warrant may only be exercisable into shares of Common Stock if the percentage ownership of OGFII and OEF, in the aggregate, of all outstanding voting securities of the Issuer would not exceed 9.9%. Otherwise, such warrant is exercisable for shares of non-voting common stock.

         (c) TRANSACTIONS IN CLASS OF SECURITIES BY REPORTING PERSONS.

         See Item 3 above.

         (d) No persons other than the Reporting Persons and those persons listed on Schedule A have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons (collectively "Olympus") are parties to an Amended and Restated Shareholder Agreement, dated April 6, 1999 (the "Shareholder Agreement") among themselves, the Issuer, Madison Dearborn Capital Partners II, L.P. ("MDCP"), Dartmouth Capital Group, L.P. ("DCG") and certain shareholders of DCG's General Partner who are shareholders of the Issuer. The Shareholder Agreement has been entered into primarily for regulatory purposes relating to restrictions imposed by the Board of Governors of the Federal Reserve System concerning the ownership of equity securities in bank holding companies (such as the Issuer) by persons or entities not registered as bank holding companies under the Bank Holding Company Act of 1954, as amended. The material provisions that are in effect provide as follows: (i) unless and until both MDP and Olympus hold 9.9% or less of the Common Stock (treating any Common Stock equivalents that they hold as fully exercised), DCG may not transfer any Common Stock or distribute any Common Stock to DCG's partners if, as a result of that transfer or distribution, DCG would hold fewer shares of Common Stock than either MDCP or Olympus; (ii) neither MDCP or Olympus will transfer any of its Common Stock (or warrants exercisable for Common Stock) without the prior approval of the Federal Reserve unless certain exceptions apply (which generally are intended to ensure that the transferee is not acquiring a substantial ownership interest in the

Company without the approval of the Federal Reserve); and (iii) DCG will not sell any of its shares of Common Stock during a limited period before or after certain registered offerings of the shares of Common Stock held by MDCP and Olympus.

         Pursuant to the Amended and Restated Securities Purchase Agreement by and among Commerce Security Bancorp, Inc. and its subsidiaries and MDP and Olympus dated June 5, 1997, which provided for the original investment by MDP and Olympus in the Issuer in connection with the acquisition of Eldorado Bancorp, the Issuer generally is obligated to nominate designees of MDCP and Olympus for election to the Issuer's Board of Directors. A nominee of Olympus (James C. Conroy) has been nominated and elected, and currently serves on the Issuer's Board of Directors. The Issuer's obligation to nominate designees of Olympus will terminate generally at such time as Olympus owns more than 10% of the Common Stock or less then 260,000 shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement

         2. Amended and Restated Shareholder Agreement dated April 6, 1999 (incorporated by reference to the Issuer's Form 8-K filed on April 21, 1999).

         3. Amended and Restated Securities Purchase Agreement by and among Commerce Securities Bancorp, Inc. and its subsidiaries and Madison Dearborn Capital Partners II, L.P., Olympus Growth Fund II, L.P. and Olympus Executive Fund, L.P. dated June 5, 1997 (incorporated by reference to the Issuer's Form 8-K/A filed on July 11, 1997).

                                      * * *

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               OLYMPUS GROWTH FUND II, L.P.
         Date: April 16, 1999
                                               By:  OGP II, L.P.
                                               General Partner

                                                  By: Conroy, LLC
                                                  General Partner

                                                     By: /s/ James A. Conroy
                                                        -----------------------
                                                     James A. Conroy
                                                     Member



                                               OLYMPUS EXECUTIVE FUND, L.P.

                                               By: OEF, L.P.
                                               General Partner

                                                  By: Conroy Corporation
                                                  General Partner

                                                      By: /s/ James A. Conroy
                                                        -----------------------
                                                      James A. Conroy
                                                      President

                                                                      SCHEDULE A



                         OLYMPUS GROWTH FUND II, L.P.

         The following information is provided for the general partner of OGFII, its general partners and managing members of its general partners.

         The business address of each of the persons listed below is Metro Center, One Station Place, Stamford, CT 06430.

         I. The general partner of OGFII is OGP II, L.P. ("OGP II"). OGP II is a Delaware limited partnership and its principal occupation is to act as a general partner of OGFII.

         II. The general partners of OGP II are the following entities:

                  a). RSM, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

                  Managing member of RSM, L.L.C. is Robert S. Morris. Mr. Morris' principal occupation is President of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

                  b). Conroy, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

                  Managing member of Conroy, L.L.C. is James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

                  c). LJM, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

                  Managing member of LJM, L.L.C. is Louis J. Mischianti. Mr. Mischianti's principal occupation is a partner of Olympus Advisory Partners, Inc. Mr. Mischianti is a United States citizen.

                  d). Nibur, LLC is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

                  Managing member of Nibur, L.L.C. is Paul A. Rubin. Mr. Rubin's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Rubin is a United States citizen.

                          OLYMPUS EXECUTIVE FUND, L.P.

         The following information is provided for the general partner of OEF, its general partners and presidents of its general partners.

         The business address of each of the persons listed below is Metro Center, One Station Place, Stamford, CT 06430.

         I. The general partner of OEF is OEF, L.P. OEF, L.P. is a Delaware limited partnership and its principal occupation is to act as a general partner.

         II. The general partners of OEF, L.P. are the following entities:

                  a.) RSM Corporation is a Delaware Corporation and its principal occupation is to act as a general partner of OEF, L.P.

                  President of RSM Corporation is Robert S. Morris. Mr. Morris' principal occupation is president of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

                  b.) Conroy Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

                  President of Conroy Corporation is James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

                  c.) LJM Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

                  President of LJM Corporation is Louis J. Mischianti. Mr. Mischianti's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Mischianti is a United States citizen.